AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment, dated this 26th day of February 2004, is by and between DST Systems, Inc. (“DST”) and Thomas A. McCullough (“Executive”).

WHEREAS, DST and Executive are parties to that certain Employment Agreement, dated January 1, 2001 (the “Agreement”); and

WHEREAS, DST and Executive desire to amend the Agreement to reflect an extension of the term of the Agreement and changes in compensation payable to Executive and to clarify certain terms;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, DST and Executive agree as follows:

1.	The reference to “December 31, 2003” in the first sentence of Section 1 of the Agreement shall be replaced with “December 31, 2005.”
2.	The Base Salary amount referred to in Section 2 is hereby increased to $500,000, effective as of January 1, 2004.
3.

The Incentive Compensation table in Section 2(b)(i) is hereby supplemented as follows to reflect new Threshold, Target and Maximum incentive award opportunity levels for years 2004, 2005 and later, effective as of January 1, 2004:

Year	Threshold	Target	Maximum
2004	80%	160%	240%
2005 and later	85%	170%	255%

4.	The second sentence of Section 3(a)(2) is hereby deleted.

All capitalized terms used in this Amendment shall have the meaning assigned to them in the Agreement. Except as set forth herein, the Agreement shall not be amended or modified in any respect and shall remain in full force and effect in accordance with its terms and conditions.

DST SYSTEMS, INC.
By:	/s/ Thomas A. McDonnell
Thomas A. McDonnell, President and Chief Executive Officer
/s/ Thomas A. McCullough
Thomas A. McCullough